February 6, 2025

Faith Zaslavsky
Chief Executive Officer
IMAC Holdings, Inc.
3401 Mallory Lane, Suite 100
Franklin, TN 37067

       Re: IMAC Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 24, 2025
           File No. 333-280184
Dear Faith Zaslavsky:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your disclosure on page 5 that on January 21, 2025, you received notice from
       Nasdaq that you were no longer in compliance with the minimum
stockholders    equity
       requirement of $2.5 million for continued listing on the Nasdaq Capital Market under
       Listing Rule 5550(b)(1), and as a result, that your common stock would be scheduled for delisting from Nasdaq and suspended from trading at the opening of business on
       January 30, 2025. We also note your disclosure that you may request an appeal of this determination to the Nasdaq hearings panel by January 28, 2025 to prevent your common stock from being delisted and suspended, and that you intend, within the
       allotted time, to appeal Nasdaq   s determination to the panel. Please
revise to provide
       updated disclosure regarding your appeal to the Nasdaq hearings panel, and revise your cover page to disclose this continued listing deficiency. In your revised
 February 6, 2025
Page 2

       disclosure, please also discuss the impact of a potential delisting of your common stock on this offering, including that, as disclosed on page 15, it is a condition precedent to commencement that the common stock has not been suspended by
       Nasdaq.
Prospectus Summary, page 2

2. We note your disclosure on page 2 that you have entered into agreements with
       Vanderbilt and GMU to transfer the Original Proteomics Licenses and to extend the scope of the license from GMU to Europe and Canada. Please revise to disclose the material terms of your agreements with Vanderbilt and GMU. Please also file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of
       Regulation S-K.
3. We note your disclosure on page 2 that you "expect to increase levels of potential revenue with high volume sample analysis," and that "the expansion of scope to
       Europe and Canada and, potentially in the future, other regions, provides a greater opportunity to achieve higher volume sample analysis." We also note your disclosure that the expanded license protects you from the risk of potential competitors in Europe that could compete in the proteomics analysis business. Please revise to further discuss your expansion into Europe and Canada, including a more granular breakdown of the geographic markets where your products are sold, and the timing for
       your expansion into these and any other future markets where you intend to commercialize your products. In this regard, we note your disclosure on page 3 that
       "[t]he currently available Ignite RPPA Assay for Breast Cancer will be followed by the Ignite RPPA Pan-Tumor Assay 1.0, expected to launch in 2025 to include ovarian, endometrial, and head & neck cancers. The test is expected to expand further in 2026 to the Ignite RPPA Pan-Tumor Assay 2.0 to support the treatment of colorectal, prostate, pancreatic, lung, and other solid tumor cancer indications." Please also revise to briefly explain how your products are regulated in Canada and Europe, and clarify how the expanded licenses protect you from the risk of potential competitors in
       Europe.
4. We note your disclosure on page 2 that your commercially available LDT, the Ignite
       RPPA Assay for Breast Cancer, is currently being utilized by oncologists across the
       United States. Please revise your disclosure to clarify whether the Ignite RPPA and any assays that you plan to commercialize in the future are or will be subject to FDA regulatory approvals. In your revised disclosure, please consider the applicability of the final rule issued by the FDA on May 6, 2024, related to LDTs. Make conforming changes to your risk factors.
General

5. Please revise to include executive compensation disclosure for the fiscal year ended
       December 31, 2024. Refer to Item 11 of Form S-1 and Item 402 of Regulation S-K.
 February 6, 2025
Page 3

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Carol W. Sherman, Esq.